February 14, 2025

Yang Hu
Chief Financial Officer
Yalla Group Limited
#234, Building 16
Dubai Internet City
PO BOX 501913
Dubai, United Arab Emirates

       Re: Yalla Group Limited
           Form 20-F for the Period Ended December 31, 2023
           Response filed January 10, 2025
           File No. 001-39552
Dear Yang Hu:

       We have reviewed your January 10, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 13, 2024 letter.

Form 20-F for the Period Ended December 31, 2023
Consolidated Financial Statements
Note 11. Income Tax, page F-26

1. We note your proposed disclosures in response to prior comment 9. Please expand your disclosures to discuss the Company specific facts and circumstances considered by management in its determination that the Company does not meet all of the conditions to be regarded as a mainland China tax resident.
       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters.
 February 14, 2025
Page 2



                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology